October 29, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Encore Capital Group, Inc.

Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on

Form S-3 (Registration No. 333-163876)

Dear Sir or Madam:

Pursuant to Rule 477 (a) and (c) and Rule 478 of the Securities Act of 1933, as amended, Encore Capital Group, Inc. (the “Company”) hereby requests the withdrawal of Post-Effective Amendment No. 1 to the Company’s registration statement on Form S-3 filed with the Securities Exchange Commission on May 18, 2010 (the “Post-Effective Amendment”). The Post-Effective Amendment was mistakenly filed in lieu of a new registration statement. On May 25, 2010, the Company filed a new registration statement on Form S-3 and has previously requested the withdrawal of the Post-Effective Amendment. No securities have been or will be sold under the Post-Effective Amendment.

If you have any questions regarding this application for withdrawal, please contact Amy Bowerman Freed of Hogan Lovells, counsel for the Company, at (212) 918 - 8270.

Very truly yours,

Encore Capital Group, Inc.

By:	/s/ PAUL GRINBERG
Paul Grinberg
Executive Vice President, Chief Financial Officer and Treasurer